METROPOLITAN SERIES FUND

AMENDMENT NO. 4 TO THE INVESTMENT ADVISORY AGREEMENT

(Jennison Growth Portfolio)

This Amendment No. 4 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2003, as amended November 9, 2006, November 19, 2009 and November 17, 2010, by and between MetLife Advisers, LLC, (the “Adviser”), and Jennison Associates LLC (the “Subadviser”) with respect to the Jennison Growth Portfolio, a series of the Metropolitan Series Fund, is entered into effective the 1st of January 2017.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Pursuant to Paragraph 10 of the Agreement, the compensation of the Subadviser referenced in Paragraph 6, which contains the schedule of fees, is hereby amended as follows:

6. Compensation of the Subadviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Adviser shall pay the Subadviser compensation at the annual rate of 0.35% of the first $500 million of the average daily net assets of the Portfolio, 0.25% of the average daily net assets over $500 million and 0.22% of the average daily net assets over $1.0 billion. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Adviser is paid by the Portfolio pursuant to the Agreement. If the Subadviser shall serve for less than the whole month or other agreed upon interval, the foregoing compensation shall be prorated. The Adviser may from time to time waive the compensation it is entitled to from the Portfolio; however, any such waiver will have no effect on the Adviser’s obligation to pay the Subadviser the compensation provided for herein.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January 2017.

/s/ Kristi Slavin
Kristi Slavin
President, MetLife Advisers, LLC

/s/ Kenneth Moore
JENNISON ASSOCIATES LLC
By:	Authorized Officer